March 16, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549-7010

Attn:	H. Roger Schwall, Assistant Director

 Division of Corporation Finance

Re:	Pacific Coast Energy Company LP

      Pacific Coast Oil Trust

      Amendment No. 3 to Registration Statement on Form S-1

      File No. 333-178928 and 333-178928-01

      Filed January 6, 2012

Ladies and Gentlemen:

Set forth below are the responses of Pacific Coast Energy Company LP, a Delaware limited partnership (“PCEC”), and Pacific Coast Oil Trust (the “Trust” and, together with PCEC, the “Registrants”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 5, 2012 with respect to the above-referenced Registration Statement (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Amendment No. 3, unless otherwise indicated.

Form S-1, Amendment No. 1, filed February 10, 2012

General

1.	We remind you of prior comments 1, 3, 4, 5, 7, 12, 15 and 21 from our letter dated February 3, 2012 and will look for your revisions in future amendments. In addition, please note that comments, if any, to your confidential treatment request with respect to certain exhibits will be forthcoming under separate cover.

Response: The Registrants acknowledge the Staff’s comment and will include appropriate disclosure in a subsequent amendment to the Registration Statement.

Prospectus Summary, page 1

Underlying Properties, page 3

2.	The histogram for the Underlying Properties’ “…estimated average daily production and decline rates of total proved reserves attributable to 80% of proved developed reserves and 25% of proved undeveloped reserves…” discloses estimated 2013 production to be 1062.5 MBOE (=365 days x 2911 BOEPD). Your supplemental spreadsheet – which presents the Pacific Coast Oil Trust’s net proved reserves—indicates 2013 production is 612 MBOE (with no proved undeveloped property production) or 58% of Underlying Properties’ production. Please amend your document to clarify with step by step narrative your methodology in estimating the Trust’s net proved reserves. Include disclosure of the Trust’s net proved oil and gas reserves and the Trust’s net proved undeveloped oil and gas reserves.

Response: The Registrants acknowledge the Staff’s comment and have revised pages 4, 52 and 53 to clarify the methodology used to estimate, and identify the reserves attributable to, the Trust.

Key Investment Considerations, page 4

3.	We note your response to prior comment 8 from our letter dated February 3, 2012. You disclose that original oil in place, or OOIP, is merely an “indication of the size of a hydrocarbon reservoir” and is not an indication of reserves or the quantity of oil that is likely to be produced. The Instruction to Item 1202 states, however, that a registrant cannot disclose estimates of oil and gas resources, other than reserves, or any estimated values of such resources, in any publicly filed document. Please delete this disclosure.

Response: The Registrants acknowledge the Staff’s comment and have deleted this disclosure.

Projected Cash Distributions to Trust Unitholders, page 13

4.

We note that the “Underlying Properties sales volumes, net to the trust” of 1026.9 MBOE for the 12 months ending May 31, 2013 differs from the 589.6 MBOE in your supplemental spreadsheet for the same period. Please amend your document to clarify the calculation steps for Trust’s estimated net production. This comment applies also to the similar disclosure on page 45.

Response: The Registrants have revised pages 4, 52 and 53 in response to the Staff’s comment.

Beneficial Ownership of PCEC, page 39

5.	We note your response to prior comment 14 from our letter dated February 3, 2012. In note (b) to the table, certain owners have disclaimed beneficial ownership in shares held by the Greenhill Funds, except to their pecuniary interest therein. Beneficial ownership disclosure pursuant to Item 403 of Regulation S-K is determined in accordance with Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting and/or investment power. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(a). Please revise to disclose who has voting and/or investment power over all securities listed.

Response: The Registrants acknowledge the Staff’s comment and have revised page 41 to clarify who has beneficial ownership of the securities held by the Greenhill Funds.

Projected Cash Distributions, page 41

6.	We note your response to prior comment number 16 from our letter dated February 3, 2012. We believe that the timing and amount of expected distributions are important considerations for investors, and that information demonstrating the ability to make planned distributions is necessary for investors to make an informed investment decision. This information is typically presented in the form of projections prepared for periods that correspond to the periods for which distributions will be made. As you intend to make monthly distributions, we believe that projections prepared on a monthly basis would be appropriate. To the extent that you believe that an alternative presentation would provide investors with sufficient (equivalent) information regarding your ability to make planned distributions, please provide us with a description of such alternative presentations, including the basis for your belief that it provides an appropriate basis for investors to make an informed investment decision.

Response: The Registrants acknowledge the Staff’s comment and have revised pages 45 through 48 to show distributions on a monthly basis.

The Underlying Properties, page 50

7.

We note the tabular disclosure of proved reserves attributable to the underlying properties and to the trust. Please amend your document to clarify with step by step narrative your methodology in estimating the

Trust’s net proved reserves. Include disclosure of the net proved oil and gas reserves and the net proved developed oil and gas reserves for the Underlying Properties and for the Trust.

Response: The Registrants acknowledge the Staff’s comment and have revised pages 52 and 53 to provide a description of the methodology used in estimating the reserves attributable to the Trust.

Orcutt Diatomite, page 52

8.	We note your statement, “[a] Diatomite formation has very high porosity (up to 70%) but very low permeability….” Please provide technical support for the 70% porosity figure or delete it.

Response: The Registrants have furnished Mr. Winfrey support for the 70% porosity figure.

Changes in Proved Undeveloped Reserves, page 59

9.	Your reserve table on page 59 indicates a 45% increase in PUD reserves during 2010. Item 1203(b) of Regulation S-K requires the disclosure of material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into proved developed reserves. Please amend your document to present the material changes to the disclosed proved undeveloped reserves due to extensions and discoveries, acquisition/divestiture, revision, improved recovery as well as those due to conversion to proved developed status for 2010 and 2011. This comment applies also to the reserves disclosure on page PCEC F-34.

Response: The Registrants have revised pages 61 and PCEC F-26 in response to the Staff’s comment.

Description of the Trust Agreement, page 72

Dispute Resolution, page 76

10.	We note your disclosure that any dispute, controversy or claim that may arise between PCEC and the trustee relating to the trust will be submitted to binding arbitration. We also note that Article XI of your Amended and Restated Trust Agreement states that:

The Trust Unitholders, Trustee and PCEC agree that…any dispute, controversy or claim that may arise between or among PCEC (on the one hand) and the Trust or the Trustee (on the other hand) in connection with or otherwise relating to the Transaction Documents to which the Trust (or the Trustee as trustee of the Trust) is a party…(including, without limitation, claims based on contract, tort or statute), shall be finally, conclusively and exclusively settled by binding arbitration in Los Angeles, California…The Trust Unitholders, the Trustee (for itself and on behalf of the Trust) and PCEC hereby expressly waive their right to seek remedies in court, including, without limitation, the right to trial by jury, with respect to any matter subject to arbitration pursuant to this Article XI.

Please describe to us the impact this provision would have on the ability of trust unitholders to seek remedies outside the arbitration process. In your response, please be sure to address the impact on those persons who purchase trust units in the initial public offering with respect to any disputes or claims relating to the federal securities laws.

Response: The Registrants advise the Staff that Article XI governs disputes between PCEC and the Trust or Trustee and does not impact the ability of Trust unitholders to seek remedies outside the arbitration process. However, Section 3.05 expressly provides that “[t]o the fullest extent permitted by law, the Trust Unitholders shall have no power to prosecute any claim of the Trust or the Trust Estate against any Person other than to prosecute a claim to compel performance by the Trustee on behalf of the Trust or the Trust Estate,” which will restrict a unitholder’s ability to directly sue PCEC or any other third party other than the trustee. Page 26 discusses the risks relating to a Trust unitholder’s ability to bring lawsuits.

Pacific Coast Oil Trust Unaudited Pro Forma Financial Statements

Notes to Unaudited Pro Forma Financial Statements

Note 4. Income from Net Profits Interest, page F-10

11.	Expand the disclosure under this note to explain why total direct operating expenses as presented here do not agree to PCEC historical operating costs as shown on page PCEC F-5.

Response: The Registrants acknowledge the Staff’s comment and have revised page F-10 to explain that historical direct operating expenses as presented exclude expenses for regional operating management. Per the terms of the Net Profits Interests, these expenses are not included in direct operating expenses as PCEC will be charging an operating and services fee instead when calculating the distributable income to the Trust.

Financial Statements of Pacific Coast Energy Company LP

Notes to Consolidated Financial Statements

Supplemental Information, page PCEC F-31

Supplemental Reserve Information, page PCEC F-32

12.	We note the expanded disclosure provided in response to prior comment number 29 from our letter dated February 3, 2012. While this disclosure indicates that prices used to calculate reserve increased during the annual periods presented, it does not explain that this is the primary cause of the increase in reserves. Further revise this disclosure to include an appropriate explanation of significant changes in your reserves. See FASB ASC paragraph 932-235-50-5.

Response: The Registrants have revised page PCEC F-26 in response to the Staff’s comment.

Please direct any questions or comments regarding the foregoing or with respect to the Registration Statement to the undersigned at (213) 225-5900.

Very truly yours,

/s/ Gregory C. Brown
Gregory C. Brown Executive Vice President and General Counsel of PCEC (GP) LLC, the general partner of PCEC

cc:	Randall H. Breitenbach, Co-Chief Executive Officer

Halbert S. Washburn, Co-Chief Executive Officer

James G. Jackson, Executive Vice President and

    Chief Financial Officer

Sean T. Wheeler, Latham & Watkins LLP

Gerald M. Spedale, Baker Botts L.L.P.

Thomas Adkins, Bracewell & Giuliani LLP

Heather Horn, PricewaterhouseCoopers LLP